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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

Apollo Investment Fund IV, L.P. (1)
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1.  Name and Address of Reporting Person*

                            c/o Apollo Advisors, L.P.
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        (Last)                      (First)                        (Middle)

                             Two Manhattanville Road
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                                   (Street)

       Purchase                       NY                              10577
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Building One Service Corporation
                                             -----------------------------------
                                             (BOSS)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year             6/99
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     [ ] Form filed by One Reporting Person

     [X] Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
Common Stock          6/30/99     P               977,573       A         $3.00     5,195,795              I            See note (1)
                                                                                                                        attached
                                                                                                                        hereto
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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
Warrants                           $20.00              6/30/99              P                      977,573
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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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
                              11/25/98  11/25/02   Common      977,573       $3.00         977,573       1              See note (1)
                                                   Stock                                                                attached
                                                                                                                        hereto
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

Explanation of Responses:

(1) Boss Investment LLC ("Boss Investment") currently owns $100.00 million of 7.5% Junior Subordinated Convertible Debentures ("Convertible Notes") and warrants to purchase 1,030,000 shares of common stock (the "Warrants") of Building One Services Corporation (the "Issuer"). Boss Investment will be dissolved and will distribute the Convertible Notes and Warrants to its members, Apollo Investment Fund IV, L.P. (the "AIF IV") and Apollo Overseas Partners IV, L.P. ("Overseas IV"). This will result in direct beneficial ownership by AIF IV and Overseas IV of (a) $94.9 million and $1.1 million, respectively, of the Convertible Notes, corresponding to 4,218,222 shares and 226,222 shares of Common Stock upon conversion, respectively, and (b) warrants to purchase 977,573 and 52,427 shares of common stock of the Issuer, respectively.

Apollo Capital Management IV, Inc. ("Management IV") is the general partner of Advisors IV. Leon D. Black and John J. Hamman are the directors and principal executive officers of Management IV. AIF IV, Overseas IV, Advisors IV, Management IV and Messrs. Black and Hamman and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interest or, if any, and this report shall not be deemed an admission that any such person entity is beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                              /s/ Michael D. Weiner                7-6-99
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date